UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REQUEST FOR WITHDRAWAL

Date of Request: June 10, 2005

GREAT AMERICAN FAMILY PARKS, INC.

(Name of Small Business Issuer in its Charter)

Nevada                                                         91-0626756

(State of Incorporation)                               (IRS Employer I.D. Number)

208 South Academy Avenue, Suite 130, Eagle,  ID      83616

         (Address of Principal Executive Offices)            (Zip Code)

(208) 342-8888

(Issuer’s Telephone Number)

Securities & Exchange Act registration statement file number to which this form relates: 000-51254

ITEM 1.  WITHDRAWAL OF REGISTRATION STATEMENT.

On May 18, 2005, Great American Family Parks, Inc., a Nevada corporation, filed a Registration Statement on Form 10-SB, File No. 000-51254, with the Securities and Exchange Commission.  The Board of Directors of Great American Family Parks, Inc., have determined that it is in the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form 10-SB, File No. 000-51254. No shares were offered pursuant to the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Eagle in Idaho on June 10, 2005.

Great American Family Parks, Inc.,

a Nevada corporation

           /s/ Larry Eastland

By: __________________________

Larry Eastland, Its President